                                  Form U-13-60
                    Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT

                                 For the period

Beginning          January 1, 1996     and Ending         December 31, 1996
          ---------------------------            ------------------------------

                                     To The

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                        COLUMBIA SERVICE PARTNERS, INC.
--------------------------------------------------------------------------------
                       (Exact Name of Reporting Company)

                    A           N/A          Service Company
                      ----------------------
(This form U-13-60 is filed pursuant to Commission Order dated March 25, 1996
                (File No. 70-8775).) ("Mutual" or "Subsidiary")

               Date of Incorporation    March 21, 1996
                                    --------------------

State of Sovereign Power under which Incorporated or Organized       Delaware
                                                               -----------------

         Location of Principal Executive Offices or Reporting Company:
             121 Hillpointe Drive, Suite 100, Canonsburg, PA 15317

                        ROBERT S. GUSTAFSON, CONTROLLER
                        121 Hillpointe Drive, Suite 100
                              Canonsburg, PA 15317
--------------------------------------------------------------------------------
     (Name, title and address of officer to whom correspondence concerning this report should be addressed)

                        COLUMBIA SERVICE PARTNERS, INC.
--------------------------------------------------------------------------------
      (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

--------------------------------------------------------------------------------

                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

----------------------------------------------------------------------------------------------------------------------------
                                                                        SCHEDULE OR
                                                                         ACCOUNT                                PAGE
          DESCRIPTION OF SCHEDULES AND ACCOUNTS                           NUMBER                               NUMBER
--------------------------------------------------------------       --------------------            -----------------------

COMPARATIVE BALANCE SHEET                                             Schedule I                              5 - 6
   SERVICE COMPANY PROPERTY                                           Schedule II                               7
   ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY                         Schedule III                              8
   INVESTMENTS                                                        Schedule IV                               9
   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                       Schedule V                                10
   FUEL STOCK EXPENSES UNDISTRIBUTED                                  Schedule VI                              N/A
   STORES EXPENSE UNDISTRIBUTED                                       Schedule VII                             N/A
   MISCELLANEOUS CURRENT AND ACCRUED ASSETS                           Schedule VIII                             11
   MISCELLANEOUS DEFERRED DEBITS                                      Schedule IX                               12
   RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES               Schedule X                               N/A
   PROPRIETARY CAPITAL                                                Schedule XI                               13
   LONG-TERM DEBT                                                     Schedule XII                              14
   CURRENT AND ACCRUED LIABILITIES                                    Schedule XIII                             15
   NOTES TO FINANCIAL STATEMENTS                                      Schedule XIV                              16

COMPARATIVE INCOME STATEMENT                                          Schedule XV                               17
   ANALYSIS OF INCOME FROM INVESTMENTS
      - NONASSOCIATE COMPANIES                                        Account 418                              N/A
   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                       Account 458                              N/A
   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
      AND NONASSOCIATE COMPANIES                                      Schedule XVI                              18
   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
      FUNCTION                                                        Schedule XVII                             19
   DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920                               20
   OUTSIDE SERVICES EMPLOYED                                          Account 923                               21
   EMPLOYEE PENSIONS AND BENEFITS                                     Account 926                               22
   GENERAL ADVERTISING EXPENSE                                        Account 930.1                             23
   MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2                             24
   RENTS                                                              Account.931                               25
   TAXES OTHER THAN INCOME TAXES                                      Account 408                               26
   DONATIONS                                                          Account 426.1                            N/A
   OTHER DEDUCTIONS                                                   Account 426.5                             27
   NOTES TO STATEMENT OF INCOME                                       Schedule XVIII                            28
----------------------------------------------------------------------------------------------------------------------------

N/A - Not applicable to Columbia Service Partners, Inc. operations

--------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


---------------------------------------------------------------------------------------------------------
                                                                                          PAGE
         DESCRIPTION OF REPORTS OR STATEMENTS                                            NUMBER
------------------------------------------------------------------------       --------------------------

ORGANIZATION CHART                                                                        29

METHODS OF ALLOCATION                                                                     N/A

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                N/A



---------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                                      1996

--------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
           Give balance sheet of the Company as of December 31 of the current and prior year

---------------------------------------------------------------------------------------------------------------------------------
 ACCOUNT                       ASSETS AND OTHER DEBITS                                                  AS OF DECEMBER 31
--------    ----------------------------------------------------------------------------------    -------------------------------
                                                                                                    CURRENT           PRIOR
                                                                                                   ------------   ---------------
                                                                                                      ($000)          ($000)
            SERVICE COMPANY PROPERTY
 101          Service company property                                     (Schedule II)                    344                -
 107          Construction work in progress                                (Schedule II)                      -                -
                                                                                                  --------------    -------------
                     Total Property                                                                         344                -
                                                                                                  --------------    -------------
 108          Less accumulated provision for depreciation and
              amortization of service company property                     (Schedule III)                    22                -
                                                                                                  --------------    -------------
                     Net Service Company Property                                                           322                -
                                                                                                  --------------    -------------

            INVESTMENTS
 123          Investments in associate companies                           (Schedule IV)                      -                -
 124          Other Investments                                            (Schedule IV)                      -                -
                                                                                                  --------------    -------------
                     Total Investments                                                                        -                -
                                                                                                  --------------    -------------

            CURRENT AND ACCRUED ASSETS
 131          Cash                                                                                            -                -
 134          Special deposits                                                                                -                -
 135          Working Funds                                                                                   -                -
 136          Temporary cash investments                                   (Schedule IV)                      7                -
 141          Notes receivable                                                                                -                -
 143          Accounts receivable                                                                            92                -
 144          Accumulated provision for uncollectible accounts                                                -                -
 146          Accounts receivable from associated companies                (Schedule V)                     166                -
 152          Fuel stock expenses undistributed                            (Schedule VI)                      -                -
 154          Materials and supplies                                                                          -                -
 163          Stores expense undistributed                                 (Schedule VII)                     -                -
 165          Prepayments                                                                                     -                -
 174          Miscellaneous current and accrued assets                     (Schedule VIII)                    -                -
                                                                                                  --------------    -------------
                     Total Current and Accrued Assets                                                       265                -
                                                                                                  --------------    -------------

            DEFERRED DEBITS
 181          Unamortized debt expense                                                                        -                -
 184          Clearing accounts                                                                               -                -
 186          Miscellaneous deferred debits                                (Schedule IX)                                       -
 188          Research, development, or demonstration
                     expenditures                                          (Schedule X)                       -                -
 190          Accumulated deferred income taxes                                                               -                -
                                                                                                  --------------    -------------
              Total Deferred Debits                                                                           -                -
                                                                                                  --------------    -------------

                   TOTAL ASSETS AND OTHER DEBITS                                                            587                -
                                                                                                  ==============    =============

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                                      1996

-------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------------
ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                                          AS OF DECEMBER 31
--------  --------------------------------------------------------------------------------   ------------------------------
                                                                                                 CURRENT         PRIOR
                                                                                             ---------------   ------------
                                                                                                ($000)           ($000)

          PROPRIETARY CAPITAL
   201      Common stock issued                                  (Schedule XI)                           3               -
   211      Miscellaneous paid-in-capital                        (Schedule XI)                         997               -
   215      Appropriated retained earnings                       (Schedule XI)                           -               -
   216      Unappropriated retained earnings                     (Schedule XI)                        (722)              -
                                                                                           ----------------    ------------
                   Total Proprietary Capital                                                           278               -
                                                                                           ----------------    ------------

          LONG-TERM DEBT
   223      Advances from associate companies                                                            -               -
   224      Other long-term debt                                (Schedule XII)                           -               -
   225      Unamortized premium on long-term debt                                                        -               -
   226      Unamortized premium on long-term debt - debit                                                -               -
                                                                                           ----------------    ------------
                   Total Long-term Debt                                                                  -               -
                                                                                           ----------------    ------------

          CURRENT AND ACCRUED LIABILITIES
   231      Notes payable                                                                                -               -
   232      Accounts payable                                                                            40               -
   233      Notes payable to associate companies                (Schedule XIII)                          -               -
   234      Accounts payable to associate companies             (Schedule XIII)                        182               -
   236      Taxes accrued                                                                             (381)              -
   237      Interest accrued                                                                             -               -
   238      Dividends declared                                                                           -               -
   241      Tax collections payable                                                                      -               -
   242      Miscellaneous current and accrued liabilities       (Schedule XIII)                        446               -
                                                                                           ----------------    ------------
                   Total Current and Accrued Liabilities                                               287               -
                                                                                           ----------------    ------------

          DEFERRED CREDITS
   253      Other deferred credits                                                                      22               -
   255      Accumulated deferred investment tax credits                                                  -               -
                                                                                           ----------------    ------------
                   Total Deferred Credits                                                               22               -
                                                                                           ----------------    ------------

   282    ACCUMULATED DEFERRED INCOME TAXES                                                              -               -

          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                                    587               -
                                                                                           ================    ============

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------------
                                  BALANCE AT                               RETIREMENT          OTHER        BALANCE AT
            DESCRIPTION            BEGINNING            ADDITIONS              OR             CHANGES        CLOSE OF
                                    OF YEAR                                   SALES                            YEAR
-------------------------------------------------------------------------------------------------------------------------
                                    ($000)                ($000)             ($000)            ($000)          ($000)

SERVICE COMPANY
     PROPERTY

Account
 301 ORGANIZATION                     -                   -                     -            -                  -
 303 MISCELLANEOUS
     INTANGIBLE PLANT                 -                   -                     -            -                  -
 304 LAND AND LAND
     RIGHTS                           -                   -                     -            -                  -
 305 STRUCTURES AND
     IMPROVEMENTS                     -                   -                     -            -                  -
 306 LEASEHOLD
     IMPROVEMENTS                     -                   -                     -            -                  -
 307 EQUIPMENT                        -                   -                     -            -                  -
 308 OFFICE FURNITURE
     AND EQUIPMENT                    -                 344                     -            -                344
 309 AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT                        -                   -                     -            -                  -
 310 AIRCRAFT AND
     AIRPORT EQUIPMENT                -                   -                     -            -                  -
 311 OTHER SERVICE
     COMPANY PROPERTY                 -                   -                     -            -                  -

                            --------------------------------------------------------------------------------------
     SUB-TOTAL                        -                 344                     -            -                344
                            --------------------------------------------------------------------------------------

 107 CONSTRUCTION
     WORK IN                          -                   -                     -            -                  -
     PROGRESS

                            --------------------------------------------------------------------------------------
     TOTAL                            -                 344                     -            -                344
                            --------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  SCHEDULE III
           ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF
                            SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------------------------
                                                          ADDITIONS
                                     BALANCE AT    --------------------------------------------------------------- BALANCE AT
                                      BEGINNING            CHARGED                            OTHER CHANGE          CLOSE OF
        DESCRIPTION                    OF YEAR                TO           RETIREMENTS        ADD (DEDUCT)            YEAR
                                                         ACCOUNT 403
------------------------------------------------------------------------------------------------------------------------------
                                        ($000)              ($000)            ($000)             ($000)              ($000)

Account

 301 ORGANIZATION                             -                    -                  -                    -                -
 303 MISCELLANEOUS
     INTANGIBLE PLANT                         -                    -                  -                    -                -
 304 LAND AND LAND
     RIGHTS                                   -                    -                  -                    -                -
 305 STRUCTURES AND
     IMPROVEMENTS                             -                    -                  -                    -                -
 306 LEASEHOLD
     IMPROVEMENTS                             -                    -                  -                    -                -
 307 EQUIPMENT                                -                    -                  -                    -                -
 308 OFFICE FURNITURE
     AND FIXTURES                             -                   22                  -                    -               22
 309 AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT                                -                    -                  -                    -                -
 310 AIRCRAFT AND
     AIRPORT EQUIPMENT                        -                    -                  -                    -                -
 311 OTHER SERVICE
     COMPANY PROPERTY                         -                    -                  -                    -                -

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                           SCHEDULE IV - INVESTMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:    Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including, the name of the issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments, " list each investment separately.

--------------------------------------------------------------------------------------------------------------
                                                                    BALANCE AT                BALANCE AT
                                                                    BEGINNING                    CLOSE
                      DESCRIPTION                                    OF YEAR                    OF YEAR
------------------------------------------------------------      -------------------     --------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                        None                       None


ACCOUNT 124 - OTHER INVESTMENTS                                        None                       None


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                               None                                 7







                                                                  -------------------       ------------------
              TOTAL                                                              -                          7
--------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

--------------------------------------------------------------------------------
    INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

----------------------------------------------------------------------------------------
                                                        BALANCE AT           BALANCE AT
            DESCRIPTION                                  BEGINNING             CLOSE
                                                          OF YEAR             OF YEAR
----------------------------------------------       ----------------     --------------
                                                          ($000)               ($000)
                ACCOUNTS RECEIVABLE FROM
    ACCOUNT 146 - ASSOCIATE
                COMPANIES

Columbia Gas System Money Pool                                   -                  94
Columbia Gas of Kentucky, Inc.                                   -                   4
Columbia Gas of Ohio, Inc.                                       -                  68

                                                     ----------------     --------------
                                  TOTAL                          -                 166
                                                     ----------------     --------------

---------------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                                                TOTAL
                                                                               PAYMENTS
                                                                             ----------
                                                                                ($000)

                                          TOTAL PAYMENTS                         NONE
---------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                 SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

--------------------------------------------------------------------------------

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------------
                                                                    BALANCE AT            BALANCE AT
                                                                    BEGINNING               CLOSE
                        DESCRIPTION                                  OF YEAR               OF YEAR
----------------------------------------------------------       ----------------      ----------------
                                                                      ($000)               ($000)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                None                  None
















                                                                 ----------------      ----------------
              TOTAL                                                       -                     -
-------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a detail of items in this account.  Items less than
              $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------------------------
                                                         BALANCE AT                  BALANCE AT
                                                          BEGINNING                     CLOSE
                      DESCRIPTION                          OF YEAR                     OF YEAR
--------------------------------------------------    --------------------       -----------------
                                                           ($000)                      ($000)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                 None                        None














                                                      --------------------       -----------------
              TOTAL                                               -                           -
--------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                       SCHEDULE XI - PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------------------------------
ACCOUNT                                       NUMBER OF        PAR OR STATED                     OUTSTANDING
NUMBER               CLASS OF STOCK            SHARES             VALUE                        CLOSE OF PERIOD
                                             AUTHORIZED         PER SHARE         ---------------------------------------
                                                                                        NO. OF                 TOTAL
                                                                                        SHARES                 AMOUNT
-----------------    --------------------   ------------      ---------------     ---------------         ---------------
                                                                 ($)                                           ($000)

    201              Common Stock Issued         3,000                 25.00           100                          3
-------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions which gave rise to the reported amounts.

----------------------------------------------------------------------------------------------------------------------
                                   DESCRIPTION                                                              AMOUNT
----------------------------------------------------------------------------------------------------------------------
                                                                                                            ($000)
ACCOUNT 211     -    MISCELLANEOUS PAID-IN CAPITAL (COMMONS STOCK PURCHASED @ $10,000/SHARE)                       997
ACCOUNT 215     -    APPROPRIATED RETAINED EARNINGS                                                          None

                                                                                                        --------------
                                                                                TOTAL                              997
----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

------------------------------------------------------------------------------------------------------------------------------------
                                                      BALANCE AT           NET INCOME                                  BALANCE AT
                 DESCRIPTION                          BEGINNING                OR                   DIVIDENDS            CLOSE
                                                       OF YEAR               (LOSS)                   PAID              OF YEAR
--------------------------------------------------------------------     ----------------       ----------------     ---------------
                                                        ($000)               ($000)                  ($000)              ($000)

ACCOUNT 216     -      UNAPPROPRIATED
                       RETAINED EARNINGS                    -                     (722)                       -               (722)

                                TOTAL                       -                     (722)                       -               (722)
------------------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------
                         SCHEDULE XII - LONG-TERM DEBT
--------------------------------------------------------------------------------

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms. of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------
                                                          TERMS OF OBLIG         DATE
                                                          CLASS & SERIES          OF         INTEREST         AMOUNT
                    NAME OF CREDITOR                       OF OBLIGATION        MATURITY       RATE          AUTHORIZED
------------------------------------------------   -----------------------    -----------   -----------    ----------------
                                                                                                %             ($000)

 ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES

                                                                                                                       None
 ACCOUNT 224 - OTHER LONG-TERM DEBT
                                                                                                           ----------------

                          TOTAL                                                                                         -
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                                        BALANCE AT                                          BALANCE AT
                                                        BEGINNING                           DEDUCTIONS        CLOSE
                    NAME OF CREDITOR                     OF YEAR              ADDITIONS         (1)          OF YEAR
------------------------------------------------   -----------------     ---------------   ------------    -------------
                                                        ($000)                ($000)

 ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES


 ACCOUNT 224 - OTHER LONG-TERM DEBT
                                                   -----------------     ---------------   ------------    -------------

                          TOTAL                                   -                   -             -             -
------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------
         INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------

                                                           BALANCE AT        BALANCE AT
                      DESCRIPTION                           BEGINNING          CLOSE
                                                             OF YEAR          OF YEAR
------------------------------------------------------   --------------   ---------------
                                                             ($000)              ($000)
ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE
               COMPANIES                                      None                None

-----------------------------------------------------------------------------------------

ACCOUNT 234 -  ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

Columbia Energy Services Corporation                               0                 136
Columbia Gas of Ohio, Inc                                          0                  46
                                                       --------------       -------------
                                          TOTAL                    0                 182

-----------------------------------------------------------------------------------------

ACCOUNT 242 -  MISCELLANEOUS CURRENT AND
               ACCRUED LIABILITIES

Customer Refunds (4)                                               0                   6
Accrued Expenses (5)                                               0                 198
Gas Line Warranty Reserve                                          0                 242
                                                       --------------       -------------
                                          TOTAL                    0                 446

-----------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                  SCHEDULE XIV
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements for any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a. Income Taxes

                   The Corporation is included in the Consolidated Federal
                Income Tax Return filed for The Columbia Gas System, Inc.

             b. Pension Costs

                   The Corporation participates in the Retirement Income Plan of
                The Columbia Gas System, Inc. This is a trusted noncontributory retirement Income Plan which, with certain minor exceptions, covers all regular employees.















--------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                   SCHEDULE XV

                               STATEMENT OF INCOME


-------------------------------------------------------------------------------------------------------------------------
                                                                                        1996                     1995
                                                                                 --------------------       -------------
   ACCOUNT         DESCRIPTION                                                       CURRENT YEAR             PRIOR YEAR
--------------     -------------------------------------------------------       ----------------------------------------
                                                                                         ($000)                 ($000)
                   INCOME
419                   Interest Income                                                           10                     -
457                   Services rendered to associated companies                                  -                     -
458                   Services rendered to nonassociate companies                                -                     -
495                   Other Income                                                             191                     -
421                   Miscellaneous income or loss                                               -                     -
                                                                                 ------------------       ---------------
                                                       TOTAL INCOME                            201                     -
                                                                                 ------------------       ---------------

                   EXPENSE
920                   Salaries and wages                                                       417                     -
921                   Office supplies and expenses                                             313                     -
922                   Administrative expense transferred - credit                                -                     -
923                   Outside services employed                                                392                     -
924                   Property insurance                                                         -                     -
925                   Injuries and damages insurance                                             1                     -
926                   Employee pensions and benefits                                            69                     -
930.1                 General advertising expenses                                               -                     -
930.2                 Miscellaneous general expenses                                             -                     -
931                   Rents                                                                     21                     -
403                   Depreciation and amortization expense                                     22                     -
408                   Taxes other than income taxes                                             43                     -
409                   Income Taxes                                                            (389)                    -
410                   Provision for deferred income taxes                                        -                     -
411                   Provision for deferred income taxes - credit                               -                     -
411.5                 Investment tax credits                                                     -                     -
426.5                 Other deductions                                                           -                     -
427                   Interest on long-term debt                                                 -                     -
430                   Interest on debt to associate companies                                    -                     -
431                   Other interest expense                                                     -                     -
684                   Products purchased                                                        34                     -
                                                                                 ------------------       ---------------
                                                       TOTAL EXPENSE                           923                     -
                                                                                 ------------------       ---------------

                                                          NET INCOME                          (722)
                                                                                 ------------------       ---------------

-------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                  SCHEDULE XVI
                        ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------
                                                                                  ASSOCIATE COMPANY
                                                                                       CHARGES
                                                                  -----------------------------------------------------
                                                                    DIRECT            INDIRECT
                    DESCRIPTION OF ITEMS                             COST               COST                TOTAL
-------------------------------------------------------------     ---------          ----------        ----------------
                                                                    $000                $000                $000

920          Salaries and wages                                     NONE
921          Office supplies and expenses
922          Administrative expense transferred - credit
923          Outside services employed
924          Property insurance
925          Injuries and damages insurance
926          Employee pensions and benefits
930.1        General advertising expenses
930.2        Miscellaneous general expenses
931          Rents
403          Depreciation and amortization expense
408          Taxes other than income taxes
409          Income Taxes
410          Provision for deferred income taxes
411          Provision for deferred income taxes - credit
411.5        Investment tax credits
426.5        Other deductions
427          Interest on long-term debt
430          Interest on debt to associate companies
431          Other interest expense
684          Products purchased

-------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate
and nonassociate companies the total amount billed under their separate analysis of billing schedules.
-------------------------------------------------------------     ---------          ----------        ----------------
                                               TOTAL EXPENSES
                                                                  ---------          ----------        ----------------
                       COMPENSATION FOR USE OF EQUITY CAPITAL

                  430 INTEREST ON DEBT TO ASSOCIATE COMPANIES

                                        TOTAL COST OF SERVICE
-----------------------------------------------------------------------------------------------------------------------


                                                                                NONASSOCIATE COMPANY
                                                                                       CHARGES
                                                                 ---------------------------------------------------
                                                                    DIRECT            INDIRECT
                    DESCRIPTION OF ITEMS                             COST               COST               TOTAL
-------------------------------------------------------------    ------------      -----------------   -------------
                                                                    $000                $000                $000

920          Salaries and wages
921          Office supplies and expenses
922          Administrative expense transferred - credit
923          Outside services employed
924          Property insurance
925          Injuries and damages insurance
926          Employee pensions and benefits
930.1        General advertising expenses
930.2        Miscellaneous general expenses
931          Rents
403          Depreciation and amortization expense
408          Taxes other than income taxes
409          Income Taxes
410          Provision for deferred income taxes
411          Provision for deferred income taxes - credit
411.5        Investment tax credits
426.5        Other deductions
427          Interest on long-term debt
430          Interest on debt to associate companies
431          Other interest expense
684          Products purchased

-------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate
and nonassociate companies the total amount billed under their separate analysis of billing schedules.
-------------------------------------------------------------    ------------      -----------------   -------------
                                               TOTAL EXPENSES
                                                                 ------------      -----------------   -------------
                       COMPENSATION FOR USE OF EQUITY CAPITAL
                                                                                                       -------------
                  430 INTEREST ON DEBT TO ASSOCIATE COMPANIES
                                                                                                       -------------
                                        TOTAL COST OF SERVICE
--------------------------------------------------------------------------------------------------------------------------

                                                                                          TOTAL CHARGES FOR
                                                                                               SERVICE
                                                                       --------------------------------------------------
                                                                          DIRECT            INDIRECT
                    DESCRIPTION OF ITEMS                                   COST               COST                TOTAL
-------------------------------------------------------------          -----------       ------------    ----------------
                                                                            $000               $000                $000

920          Salaries and wages
921          Office supplies and expenses
922          Administrative expense transferred - credit
923          Outside services employed
924          Property insurance
925          Injuries and damages insurance
926          Employee pensions and benefits
930.1        General advertising expenses
930.2        Miscellaneous general expenses
931          Rents
403          Depreciation and amortization expense
408          Taxes other than income taxes
409          Income Taxes
410          Provision for deferred income taxes
411          Provision for deferred income taxes - credit
411.5        Investment tax credits
426.5        Other deductions
427          Interest on long-term debt
430          Interest on debt to associate companies
431          Other interest expense
684          Products purchased

-------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate
and nonassociate companies the total amount billed under their separate analysis of billing schedules.
-------------------------------------------------------------          -----------       ------------    ----------------
                                               TOTAL EXPENSES
                                                                       -----------       ------------    ----------------
                       COMPENSATION FOR USE OF EQUITY CAPITAL
                                                                                                         ----------------
                  430 INTEREST ON DEBT TO ASSOCIATE COMPANIES
                                                                                                         ----------------
                                        TOTAL COST OF SERVICE
-------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                 SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       DEPARTMENT
                                                        TOTAL                ----------------- ------------------------------------
                           DESCRIPTION OF ITEMS         AMOUNT    OVERHEAD     ADMINISTRATIVE   BUSINESS PRODUCTS   RETAIL PRODUCTS
----------------------------------------------------  ---------  ----------  ----------------- ------------------  ----------------
920     Salaries and wages                                 417
921     Office supplies and expenses                       313
922     Administrative expense transferred - credit          -
923     Outside services employed                          392
924     Property insurance                                   -
925     Injuries and damages insurance                       1
926     Employee pensions and benefits                      69
930.1   General advertising expenses                         -
930.2   Miscellaneous general expenses                       -
931     Rents                                               21                         DETAIL BREAKDOWN BY DEPARTMENT
403     Depreciation and amortization expense               22                                IS NOT AVAILABLE
408     Taxes other than income taxes                       43
409     Income Taxes                                      (389)
410     Provision for deferred income taxes                  -
411     Provision for deferred income taxes - credit         -
411.5   Investment tax credits                               -
426.5   Other deductions                                     -
427     Interest on long-term debt                           -
430     Interest on debt to associate companies              -
431     Other interest expense                               -
684     Products purchased                                  34
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:  Indicate each department or
service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System
Account)
----------------------------------------------------  ---------  ----------  ----------------- ------------------  ----------------
                                  TOTAL EXPENSES           923         -                 -                   -               -
-----------------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------------------

                                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                                            ACCOUNT 920

------------------------------------------------------------------------------------------------------------------------------
                                                              DEPARTMENTAL SALARY EXPENSE
                                            ----------------------------------------------------------------------    NUMBER
                                                                    INCLUDED IN AMOUNTS BILL TO                     PERSONNEL
NAME OF DEPARTMENT                                            ----------------------------------------------------  ----------
INDICATE EACH DEPARTMENT OR                      TOTAL           PARENT              OTHER              NON             END OF
SERVICE FUNCTION                                 AMOUNT          COMPANY           ASSOCIATES        ASSOCIATES          YEAR
----------------------------------------    ----------------  ---------------   ----------------  ----------------  ----------

Administrative                                                                                                               1
Business Products                                                                                                            9
Retail Products                                                                                                              1
                                            ----------------  ---------------   ----------------  ----------------  ----------
                                  TOTAL                                                                                     11
------------------------------------------------------------------------------------------------------------------------------

* Detailed breakdown is not available for 1996

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996


--------------------------------------------------------------------------------
                           OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                      RELATIONSHIP
                                                                                    "A" = ASSOCIATE               AMOUNT
                                                                                       "NA" = NON         ---------------------
FROM WHOM PURCHASED                                     ADDRESS                        ASSOCIATE          $000            $000
-------------------                   -----------------------------------------        ---------          ----            ----

1 - Special Services - Legal
    Other Organizations                                                                                      7
                                                                                                          ----
                                      Total Special Services - Legal                                                        7
2 - Special Services - Other
    Columbia Gas System Service
       Corporation                    1600 Dublin Road, Columbus, OH 43215-1082             A               42
    A&C Enercom, Inc.                 PO Box 930949, Atlanta, GA 31193-0949                NA               41
    National Decision System          PO Box 919027, San Diego, CA 92191                   NA               41
    Gas Line Guaranty Accrual                                                                              248
    Other Organizations                                                                                     12
                                                                                                          ----

                                      Total Special Services - Other                                                      384

3 - Special Services - Consulting
    Other Organizations                                                                                      1
                                                                                                          ----

                                      Total Special Services - Consulting                                                   1
                                                                                                                         ----

                                      Total All Special Services                                                          392
                                                                                                                         ====


                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996


--------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS:Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

------------------------------------------------------------------------------------------------------
                                DESCRIPTION                                               AMOUNT
-----------------------------------------------------------------------          ---------------------
                                                                                             $000

Medical Expense Plan                                                                           35

Employee Retirement Plan                                                                       13

Thrift Plan                                                                                    11

Miscellaneous                                                                                  10

                                                                                            -----
                                                            TOTAL                              69
                                                                                            =====

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------


INSTRUCTIONS  Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------------------------
             DESCRIPTION                                NAME OF PAYEE                 AMOUNT
--------------------------------------------       -----------------------       -----------------
                                                                                     $000

          NONE












                                                                                 -----------------
          TOTAL                                                                           -
--------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing fo the amount included in Account 930.2
              "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
              Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
              (2) shall be separately classified.

------------------------------------------------------------------------------------------------------------------------
                                      DESCRIPTION                                                        AMOUNT
----------------------------------------------------------------------------------------       -------------------------
                                                                                                         $000

NONE









                                                                                               -------------------------
                     TOTAL                                                                                         -
------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


---------------------------------------------------------------------------------------------------------------------
                                  TYPE OF PROPERTY                                                             AMOUNT
-----------------------------------------------------------------                          --------------------------
                                                                                                                $000

Data Processing                                                                                                    1

Office Space                                                                                                      18

Transportation                                                                                                     2




                                                                                           --------------------------
                        TOTAL                                                                                     21
---------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------------------
                KIND OF TAX                                                AMOUNT
---------------------------------------------------------------         ------------
                                                                            $000

(1) Other than U.S. Government Taxes:

     Unemployment (state)                                                      12
                                                                           --------

                     Total - Other                                             12


(2) U.S. Government Taxes:

     Federal Insurance Contribution                                            28

     Unemployment                                                               3
                                                                           --------

                      Total - Federal                                          31





                                                                           --------
     TOTAL                                                                     43
-----------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.

-----------------------------------------------------------------------------------------
           DESCRIPTION                        NAME OF PAYEE                   AMOUNT
-----------------------------------       ------------------------       ----------------
                                                                              $000

      NONE







                                                                         ----------------
           TOTAL                                                                 -
-----------------------------------------------------------------------------------------

                ANNUAL REPORT OF COLUMBIA SERVICE PARTNERS, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------
INSTRUCTIONS:The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


        For additional notes, see Page 16, Notes to Financial Statements.














--------------------------------------------------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations fo the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                         COLUMBIA SERVICE PARTNERS, INC.




                                         By:   /s/ R. S. Gustafson
                                            ---------------------------------
                                            Robert S. Gustafson, Controller





Date:  April 28, 1997

                             COLUMBIA SERVICE PARTNERS


                                   PRESIDENT
                                    Trubisz



                     VICE PRESIDENT-RETAIL                      VICE PRESIDENT
                            Meyers                             Business Division

                      Administrative Assist


PROGRAM MANAGER      ASSIST. CONTROLLER/MGR
CONSOMER PROGRAMS    MARKET SUPPORT SERVICE

PROGRAM MANAGER      PROGRAM MANAGER
CONSUMER PROGRAMS


PAYMENT PARTNER      GAS LINE GUARANTEE    INFORMATION SYSTEMS
Administrator        Administrator         Administrator

DATABASE-MANAGEMENT  APPLIANCE REPAIR      PRODUCT MERCHANDISING
Administrator        Administrator         Administrator

                     Senior Programmer